05039184

SEC[illegible] [illegible]ISSION

3·17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner — (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH., D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

3/18

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADONNA BOLMANSKI
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-03-2007

Notary Public

Signature

Chief Financial Officer & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

VALIC Financial Advisors, Inc.
Year ended December 31, 2004

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2004

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5-6
Notes to Financial Statements 7-12

Supplemental Schedules

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13-14
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15
Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 16

Supplemental Report

Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 17-18

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and
Stockholder of VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

VALIC Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 7,420,774
Cash segregated under federal and other regulations	44,234
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	54,450
Accounts receivable from affiliate	70,000
Dealer concession receivable	509,410
Dealer concession receivable from affiliates	490,814
Advisory service fee receivable	2,911,380
Service fee receivable	353,631
Interest receivable	16,340
Equipment, net	30,007
Prepaid expenses	49,494
Total assets	$ 12,005,536
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 5,172
Accounts payable to affiliates	137,839
Commissions payable	2,124,535
Accrued liabilities	501,972
State taxes payable	271,092
Federal income tax payable to affiliate	253,714
Total liabilities	3,294,324
Stockholder's equity:	
Common stock, par value $1 per share:	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	4,679,842
Total stockholder's equity	8,711,212
Total liabilities and stockholder's equity	$ 12,005,536

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2004

Revenues:	
Dealer concession revenue	$ 14,911,135
Dealer concession revenue from affiliates	140,118,768
Service fee income	6,857,924
Service fee income from affiliates	586,712
Advisory service fees	7,858,049
Expense reimbursement from Parent	31,394,140
Interest	271,236
Other	443,463
Total revenues	202,441,427
Expenses:	
Commissions	146,481,367
Selling expenses	42,424
Field operating expenses	31,394,140
General and administrative	6,061,194
Licenses and fees	1,446,109
State and other taxes	604,341
Professional fees	63,360
Clearing fees	1,083,702
Realized loss on investments	228,464
Total expenses	187,405,101
Income before federal income tax	15,036,326
Provision for federal income tax	5,219,194
Net income	$ 9,817,132

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 1,000	$ 8,099,512	$ 13,293,568	$ 21,394,080
Dividends paid to parent	–	(4,069,142)	(18,430,858)	(22,500,000)
Net income	–	–	9,817,132	9,817,132
Balance at December 31, 2004	$ 1,000	$ 4,030,370	$ 4,679,842	$ 8,711,212

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2004

Operating activities	
Net income	$ 9,817,132
Reconciling adjustments to net cash provided by operating activities:	
Depreciation	10,002
Amortization	6,606
Realized loss on investments	228,464
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	69,857
Funds deposited with clearing organizations	(2)
Accounts receivable	62,853
Accounts receivable from affiliate	(70,000)
Dealer concession receivable	313,372
Dealer concession receivable from affiliates	(161,469)
Advisory service fee receivable	(2,911,380)
Service fee receivable	(74,798)
Interest receivable	80,629
Prepaid expenses	11,436
Accounts payable	(50,765)
Accounts payable to affiliates	(229,471)
Commissions payable	1,271,122
Accrued liabilities	211,304
Federal income tax payable to affiliate	151,148
State taxes payable	149,014
Net cash provided by operating activities	8,885,054
Investing activities	
Purchase of equipment	(40,009)
Purchase of investments	(17,823,984)
Maturity of investment	13,000,000
Sale of investments	20,697,344
Net cash provided from investing activities	15,833,351
Financing activities	
Dividends paid to parent	(22,500,000)
Net cash used by financing activities	(22,500,000)

VALIC Financial Advisors, Inc.

Statement of Cash Flows (continued)

Net increase in cash and cash equivalents		**2,218,405**
Cash and cash equivalents at beginning of year		**5,202,369**
Cash and cash equivalents at end of year	$	**7,420,774**
Supplemental disclosures:		
Taxes paid	$	**5,079,000**

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i), as described in Supplemental Schedule II.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with AIG Annuity Insurance Company, ("AIGAIC"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for AIGAIC.

1. Significant Accounting Policies (continued)

The Company also distributes term life insurance products for The American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates currently in effect.

The Company files a separate federal income tax return.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $7,239,839 at December 31, 2004 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

1. Significant Accounting Policies (continued)

financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of various financial service products, predominantly front-end load mutual funds to retail and institutional customers. Revenues are recorded on a trade-date basis.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis when earned.

2. Deposits Held By Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2004, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and an acceptable

3. Net Capital Requirement (continued)

ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6\frac{2}{3}\%$ of aggregate indebtedness.

At December 31, 2004, the Company had net capital of $4,596,139, which was in excess of its required net capital of $219,621. The ratio of aggregate indebtedness to net capital is 0.717 to 1.

4. Investments

The Company purchased a United States Treasury Note on March 30, 2004 for $5,011,897, with a coupon rate of 1.63%, maturing on February 28, 2006, of which $5,000,000 represents the par value of the note, $5,273 the premium, and $6,624 accrued interest.

On April 30, 2004, a United States Treasury Note that the Company held with a coupon rate of 3.375% and a par value of $13,000,000 matured. The company reinvested the principal, purchasing a United States Treasury Note on April 30, 2004 for $12,834,695 with a coupon rate of 1.50%, maturing on March 31, 2006, of which $13,000,000 represents par value, $181,289 the discount, and $15,984 accrued interest.

The Company liquidated its investment in United States Treasury Notes on May 19, 2004. As a result, for the year ended December 31, 2004, the Company had a realized loss of $228,464, which is included in the statement of operations.

5. Transactions with Affiliates

During 2004, the Company paid dividends to VALIC of $22,500,000. The Company anticipates paying dividends to its parent on a quarterly basis, which will not reduce capital below the required level.

VALIC reimburses the Company for all salaries, employee benefits, and commissions expenses associated with VALIC's agents as well as expenses associated with VALIC's field offices. These reimbursements are included in the statement of operations as expense reimbursement from Parent.

5. Transactions with Affiliates (continued)

Dealer concession revenue from affiliates of $140,118,768 consists of concessions from sales of front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable of $490,814 represents amounts due at December 31, 2004 for these services.

VALIC charges the Company for various administrative services provided. During 2004, the Company paid VALIC $5,269,631 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliate of $70,000 at December 31, 2004 consists of amounts due from AIG Marketing for auto insurance mailings.

Accounts payable to affiliates of $137,839 at December 31, 2004, consists of $7,800 due to American General Securities, Inc., an indirect, wholly owned subsidiary of AIG, for allocated insurance agency expenses, $130,039 due to VALIC, of which $35,304 is for net revenue from customers originally acquired from Gateway Investment Services, and $94,735 for expenses paid on behalf of the Company.

Balances with affiliates are cleared no less than quarterly.

6. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2004.

7. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Commitments and Contingencies (continued)

Litigation

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Broker. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

8. Subsequent Events

On January 18, 2005, the Company paid a dividend to VALIC of $1,600,000.

Supplemental Schedules

VALIC Financial Advisors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital		
Total stockholder's equity		$ 8,711,212
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	54,450	
Accounts receivable from affiliate	70,000	
Dealer concession receivable from affiliates	490,814	
Dealer concession receivable	10,500	
Advisory service fee receivable	2,911,380	
Service fee receivable	353,631	
Prepaid expenses	49,494	
Equipment, net	30,007	
		3,970,276
Net capital before haircuts on securities positions		4,740,936
Haircuts on securities:		
Money market fund		144,797
Net capital		$ 4,596,139
Aggregate indebtedness		$ 3,294,324
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6⅔ % of aggregate indebtedness or $50,000)		$ 219,621
Excess net capital		$ 4,376,518
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 4,266,706
Ratio: aggregate indebtedness to net capital		0.717 to 1

VALIC Financial Advisors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2004.

VALIC Financial Advisors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(i) of rule 15c3-3.

VALIC Financial Advisors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of rule 15c3-3.

Supplemental Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and
Stockholder of VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of VALIC Financial Advisors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

PRICEWATERHOUSECOOPERS

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005